

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 27, 2007

via U.S. mail and facsimile
Mr. Robert C. Mussehl,
Agent for Service
Mogul Energy International, Inc.
520 Pike Street, Suite 2210
Seattle, Washington 98101

>   **Re: Mogul Energy International, Inc.**
>   **Amendment No. 1 to Registration Statement on**
>   **Form SB-2**
>   **Filed February 6, 2007**
>   **File No. 333-138806**

Dear Mr. Mussehl:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the disclosure in your filing to the latest practicable date. In this regard, please update the financial statements and related disclosure included in the filing.

2.   We refer you to Securities Act Release No. 8732A and the transitional guidance provided at www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf with respect to disclosure of executive compensation. Please note that disclosure with respect to compensation paid during fiscal 2006 should be included in the filing in the manner proscribed in Item 402 of Regulation S-B and Release 8732A. Please contact us if you have any questions.

3.   We refer you to disclosure on page 38 in which you provide a summary of the compensatory arrangements negotiated with director Ernie Pratt and the disclosure on page 36 in which you state that through September 30, 2006, no compensation has been paid to directors for services rendered in their capacities as directors. Please update your disclosure, as done, on page 38, to disclose the October 2006 agreement entered into with Mr. Pratt. In addition, please confirm that Exhibit 10.13 filed is the proper copy of the executed version of the agreement given that the exhibit filed is dated October 2066.

4.   Please refer to the correct date of the Settlement Agreement entered into with Transpacific Petroleum Corp to reflect that the agreement was entered into on January 24, 2007.

Management's Discussion and Analysis or Plan or Operations, page 21

Capital Resources and Liquidity, page 22

5.   Discussion under this section indicates that you currently have sufficient funds for some, but not all, of the activities planned for the coming twelve months. In this regard, we note that the table of planned expenditures identifies expenditures of approximately $1,367,000 while your most recent balance sheet reports available funds that are substantially less than that. To aid investor understanding, revise your discussion under this section to clearly and separately identify those activities that you intend to conduct with currently available funds and those activities that depend on additional financing.

6.   Disclosure in your filing indicates that the Fairlight lease expires March 31, 2007. Revise your disclosure to explain how the pending expiration of the lease will impact your planned exploration activities. Additionally, indicate how you have considered the timing of lease expiration in assessing whether

capitalized exploration and assessment costs have been impaired.

Critical Accounting Policies, page 22

7.   We note that you have added discussion of your critical accounting policies in
         response to our comment 9 of our letter dated December 19, 2006. Please
         revise your disclosures to address the material implications of the
         uncertainties that are associated with the methods, assumptions and estimates
         underlying your critical accounting measurements. Your disclosure should
         supplement, not duplicate, the description of accounting policies that are
         disclosed in the notes to your financial statements. You should address
         specifically why your accounting estimates bear the risk of change. Refer to
         FRC Section 501.14 for further guidance.

Certain Relationships and Related Transactions, page 39

8.   We partially reissue prior comment 28. Disclosure is still missing regarding
         whether or not the amounts paid to MEL for consulting services were on
         terms that would have been received if entered into with unaffiliated third
         parties. Please revise your disclosure accordingly.

Selling Shareholders, page 44

9.   We refer you to your response to prior comment 37 and we reissue the
         comment. Please revise to include the disclosure required by Item 507 of
         Regulation S-B within the body of the prospectus.

Financial Statements

Annual Financial Statements

Statements of Operations, page F-10

10.   We note your response to prior comment number 40 from our letter dated
         December 15, 2006. Explain to us how your view that your current
         presentation is more informative and useful takes into consideration the
         format of the example financial statements provided in Appendix A of the
         AICPA Audit and Accounting Guide: Entities with Oil and Gas Producing
         Activities (the Audit Guide). Separately, please ask your independent auditor
         to explain to us how they considered the Audit Guide in evaluating your
         overall financial statement presentation.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or, in his absence, April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph Sierchio, Esq. (via facsimile)
      M.Duru
      B. Carroll
      A. Sifford